

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 27, 2014

Via E-mail
Mr. David Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

> **Re:** **Spectrum Brands Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 27, 2013**
> **Form 8-K dated November 21, 2013**
> **Filed November 21, 2013**
> **File No. 001-34757**

Dear Mr. Lumley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Index to Consolidated Financial Statements and Financial Statement Schedule, page 60

Notes to Consolidated Financial Statements, page 68

Note 2. Significant Accounting Policies and Practices, page 68

-(b). Change in Accounting Principle, page 69

1.   We note your disclosures related to a change in accounting principle to present tax withholdings for share-based payment awards to taxing authorities on behalf of employees from operating activities to financing activities within your statement of cash flows. Please explain to us in more detail why you believe that the predominant characteristic of these transactions are a financing activity rather than an operating activity. Within your response, please cite the US GAAP accounting guidance that you considered in making this decision and how you applied this accounting guidance to your situation.

Note 11. Segment Information, page 97

2.   We note that you include your intangible assets within your long-lived asset disclosure by geographic area. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Form 8-K dated November 21, 2013

Exhibit 99.1

3.   We note the title on the first page of this press release reads "delivers fourth quarter growth in Net Sales, adjusted EPS, and adjusted EBITDA" highlighting significant non-GAAP measures. We also note that in this exhibit you present other non-GAAP measures in several bolded headings, including but not limited to adjusted diluted earnings per share, pro forma net sales, and free cash flow but you did not disclose any directly comparable GAAP measurements with greater or equal prominence. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief